FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number: 33-81550

Brascan Power Inc.
(Translation of registrant’s name into English)

Suite 300, BCE Place, 181 Bay Street
Toronto, Ontario
Canada M5J 2T3
(416) 363-9491
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

EXHIBITS

The following exhibits are filed as part of the Report on Form 6-K:

Exhibit	Description

99.1	News Release - BRASCAN POWER TO ISSUE $500 MILLION OF UNSECURED, FIXED AND FLOATING RATE DEBENTURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10th, 2004

Great Lakes Power Inc.

By:	(s) Donald Tremblay

Name: Donald Tremblay
Title: Vice-President and Chief Financial Officer